P.E. 2/11/02

02014932

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED
FEB 15 2002

For the month of February, 2002

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

INCORPORATION BY REFERENCE

Pursuant to Item 12(c) of Form F-3, Unilever PLC hereby identifies this Report on Form 6-K as being incorporated by reference into the Registration Statement on Form F-3 filed with Securities and Exchange Commission on September 22, 2000, by Unilever N.V., Unilever PLC, Unilever United States, Inc. and Unilever Capital Corporation.

UNILEVER UNITED STATES, INC. (Holding Company)
FINANCIAL STATEMENTS
June 30, 2001 and July 1, 2000

Unilever United States, Inc. (Holding Company)

Index to Unaudited Interim Condensed Financial Statements

UNILEVER UNITED STATES, INC. (Holding Company)

Condensed Statements of Operations

For the Six-Month Periods ended June 30, 2001 and July 1, 2000
(Dollars in thousands)
(Unaudited)

	2001	2000
Other income (expense), net	$ 1,418	$ (2,403)
Interest expense, net, with equity subsidiaries	(208,022)	(72,633)
Equity in pretax earnings (losses) of subsidiaries	(372,370)	248,618
Income (loss) before income taxes and cumulative effect of change in accounting principle	(578,974)	173,582
Provision for income taxes	(61,518)	(81,128)
Income (loss) before cumulative effect of change in accounting principle	(640,492)	92,454
Equity in cumulative effect of subsidiaries' change in accounting for revenue recognition (net of income tax benefit of $9,800)	-	(14,700)
Net income (loss)	$(640,492)	$ 77,754

Pro forma amounts assuming the accounting change for revenue recognition is applied retroactively:		
Net income (loss)	N/A	$ 92,454

N/A – Not applicable for the current period.

Condensed Statements of Retained Earnings

For the Six-Month Periods ended June 30, 2001 and July 1, 2000
(Dollars in thousands)
(Unaudited)

Retained Earnings	**2001**	**2000**
Balance, beginning of period	$1,812,303	$1,908,017
Net income (loss)	(640,492)	77,754
Transfer of subsidiaries and assets from (to) Unilever Group	198	-
Balance, end of period	$1,172,009	$1,985,771

The accompanying notes are an integral part of these interim condensed financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Condensed Statements of Financial Position
June 30, 2001 and December 31, 2000
(Dollars in thousands, except per share amounts)
(Unaudited)

ASSETS	June 30, 2001	December 31, 2000
Current assets:		
Cash and cash equivalents	$ 1,306	$ 1,119
Loans to and receivables from affiliates and equity subsidiaries	17,141,160	15,890,801
Deferred income taxes	395,472	401,999
Other current assets	11,101	12,279
Total current assets	17,549,039	16,306,198
Property, plant and equipment, net	6,308	6,157
Investments in equity subsidiaries	13,611,669	14,275,452
Other assets	139,999	151,993
Total assets	$ 31,307,015	$30,739,800
LIABILITIES and STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$22,819	$ 14,777
Income taxes payable	433,473	89,256
Accrued liabilities	141,068	67,552
Loans from and payables to equity subsidiaries	20,092,186	18,664,476
Total current liabilities	20,689,546	18,836,061
Deferred income taxes	780,708	1,175,514
Other long-term liabilities	179,788	139,545
Total liabilities	21,650,042	20,151,120
Commitments & contingencies		
Stockholders' equity:		
Preferred stock, ($73.50 par value, 100,000 shares authorized, 182 shares issued and outstanding)	13	13
Class A Common stock, ($.33 par value, 9,000 shares authorized, 2,552 shares issued and outstanding)	1	1
Class B Common stock, ($.33 par value, 1,000 shares authorized, 304 shares issued and outstanding)	-	-
Additional paid-in capital	8,776,363	8,776,363
Retained earnings	1,172,009	1,812,303
Accumulated other comprehensive income (loss)	(291,413)	-
Total stockholders' equity	9,656,973	10,588,680
Total liabilities and stockholders' equity	$31,307,015	$30,739,800

The accompanying notes are an integral part of these interim condensed financial statements.

UNILEVER UNITED STATES, INC. **(Holding Company)**

Condensed Statements of Cash Flows

For the Six-Month Periods ended June 30, 2001 and July 1, 2000

(Dollars in thousands)

(Unaudited)

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$(640,492)	$ 77,754
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Equity in pretax losses (earnings) of subsidiaries	372,370	(248,618)
Equity in cumulative effect of subsidiaries' change in accounting for revenue recognition	-	14,700
Depreciation	124	245
Amortization	-	74
Provision (benefit) for deferred taxes	(31,097)	11,184
Change in assets and liabilities	179,572	(92,314)
Net cash used in operating activities	(119,523)	(236,975)
Cash flows from investing activities:		
Additions to property, plant and equipment	(387)	(1,025)
Proceeds from disposal of property, plant and equipment	112	82
Increase in loans to equity subsidiaries	(1,310,059)	(945,294)
Purchase of Unilever N.V. shares and PLC ADRs	(652)	(729)
Proceeds on sale of Unilever N.V. shares	628	661
Other, net	-	2,592
Net cash used in investing activities	(1,310,358)	(943,713)
Cash flows from financing activities:		
Proceeds from loans from equity subsidiaries, net	1,430,068	1,180,678
Net cash provided by financing activities	1,430,068	1,180,678
Net increase (decrease) in cash and cash equivalents	187	(10)
Cash and cash equivalents at beginning of year	1,119	795
Cash and cash equivalents at end of the period	1,306	$785
Supplemental disclosures of cash information:		
Cash paid for interest, net of amounts capitalized	$208,593	$36,388
Cash paid for income taxes, net	111,354	183,650

The accompanying notes are an integral part of these interim condensed financial statements.

(Dollars in thousands)

1. **Interim Financial Statements:**

The accompanying unaudited interim condensed financial statements of Unilever United States, Inc. (the "Company") on a stand-alone Holding Company basis included herein were prepared by management and reflect all adjustments (consisting only of normal recurring items) which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2001, and the results of its operations and cash flows for the six-month periods ended June 30, 2001 and July 1, 2000 in accordance with generally accepted accounting principles in the United States of America. The Company operates on a 5-4-4 monthly reporting cycle. Operating results for the six-month period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001.

These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements of Unilever United States, Inc. (Holding Company), as of December 31, 2000 and December 31, 1999 and for the years ended December 31, 2000, 1999, and 1998, included in or incorporated by reference in Unilever Group's Form F-3 filing. The accompanying condensed balance sheet of the Company as of December 31, 2000 has been derived from the audited financial statements of the Company included in or incorporated by reference in Unilever Group's Form F-3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accounting policies followed by the Company are set forth in the Notes to the Company's financial statements for the fiscal year ended December 31, 2000.

Certain prior year amounts have been reclassified to conform with current year presentation.

2. **Organization and Basis of Presentation:**

The accompanying unaudited interim condensed financial statements include the accounts of Unilever United States, Inc. (the "Company") on a stand-alone Holding Company basis. The Company publishes combined financial statements reflecting the consolidated accounts of itself and its wholly-owned subsidiaries combined with the accounts of its affiliate, Dedoffer, BV, which financial statements are the Company's primary financial statements. Accordingly, these Holding Company financial statements are not intended to be the primary financial statements.

All of the common stock of the Company is owned by Unilever N.V. and Unilever PLC (collectively the "Unilever Group"). The Company has a specified guarantor relationship to the Unilever Group. As such, these accompanying unaudited interim condensed financial statements have been prepared solely for the inclusion with the consolidated financial statements of the Unilever Group and its subsidiaries and should be read in conjunction with those consolidated financial statements.

The Company has historically served as a holding company for the U.S. operations of the Unilever Group. Its wholly-owned subsidiaries are accounted for in these Holding Company financial statements under the equity method. Pursuant to the equity method, the Company reflects its investment in its subsidiaries at original cost, adjusted to reflect the Company's share of the earnings (losses) of the subsidiaries and changes in the subsidiaries' capital and reduced to reflect dividends received from the subsidiaries. The Company's share of the pretax earnings (losses) of the subsidiaries is reflected as equity in pretax earnings of subsidiaries in the Statements of Operations.

A description of the Company's wholly-owned subsidiaries follows:

Unilever Capital Corporation ("UCC") provides financing for the Company and the Unilever Group.

Indopco Holding, Inc. holds passive investments.

Tomopco, Inc. is an employee leasing company.

Unopco, Inc. holds certain trademarks.

(Dollars in thousands)

Conopco, Inc. is the principal operating subsidiary of the Company. The operating companies within Conopco are primarily engaged in the manufacturing, marketing and selling of home and personal care and food products.

Bestfoods, acquired in October 2000, primarily engages in the manufacturing, marketing, and selling of food products in over sixty countries.

3. **Acquisitions and Dispositions:**

Acquisitions

During 2000, several major acquisitions were completed. In May 2000, Conopco, Inc. acquired SlimFast Foods Co., a nutritional and diet foods company, for approximately $2.3 billion, and, in a separate agreement, Ben and Jerry's, a premium ice cream maker, for approximately $326 million. These acquisitions were financed with short-term borrowings and loans from the Unilever Group.

On October 4, 2000, the Company acquired 100% of the previously outstanding stock of the worldwide operations of Bestfoods. The total purchase price was approximately $20.8 billion in cash, plus transaction costs of approximately $55 million. In addition, the Company assumed Bestfoods debt totaling approximately $4 billion.

The purchase price was financed by UCC's issuance of third party debt of approximately $12.7 billion (for which Unilever United States, Inc. and Unilever N.V. and PLC are guarantors) and UCC's borrowing of approximately $8.1 billion from the Unilever Group. Separately, Unilever United States, Inc. also guarantees $2.25 billion of Unilever N.V. third party debt.

The Company's investment in Bestfoods consisted of approximately $7.6 billion in Bestfoods equity held by Unilever United States, Inc., approximately $1.6 billion in Bestfoods debt held by Unilever United States, Inc. and approximately $11.6 billion in Bestfoods debt held by UCC.

All of the 2000 acquisitions have been accounted for as purchases. Accordingly, the results of operations of the acquired companies are included in equity in pretax earnings of subsidiaries beginning as of the date of the respective acquisitions. Further, the underlying assets and liabilities of the acquired companies have been adjusted at the acquisition dates to reflect the allocation of the respective purchase prices based on estimated fair values. In the case of Bestfoods, this allocation is preliminary. During the six-month period ended June 30, 2001, certain revisions were made to the original estimates, the effect of which was to increase deferred tax liabilities by approximately $23 million, and, within the investment in equity subsidiaries, to increase goodwill by approximately $469 million, decrease assets held for sale by approximately $118 million, and adjust the carrying amount of various other assets and liabilities by a net amount of approximately $328 million. The Company has arranged to obtain independent appraisals of property, plant and equipment and intangible assets purchased in the acquisition, along with actuarial valuations for certain Bestfoods benefit plan obligations. The results of these appraisals and valuations are expected to be received prior to year end, at which time, further refinements will be made to the purchase price allocation and to estimated useful lives of certain assets. Goodwill (held within the investments in equity subsidiaries) will be adjusted accordingly.

The effective tax rate for the six-month period ended June 30, 2001 reflects the significant impact of goodwill that is not deductible for tax purposes.

See Note 5 for further information related to the Company's subsidiaries and the impact of these acquisitions.

During the six-month period ended June 30, 2001, there were no material acquisitions of businesses.

Dispositions

On January 23, 2001, the Unilever Group completed the sale of the worldwide Elizabeth Arden skincare, cosmetics and fragrance brands, and the White Shoulders fragrance brand, to FFI Fragrances for approximately $238 million. Consideration of $72.6 million was paid to the Company for the U.S. net assets of Elizabeth Arden. At December 31, 2000, the U.S. net assets were written down to their net realizable value resulting in an impairment charge of $115.7 million, which was included in equity in pretax earnings of subsidiaries in the financial statements for the fiscal year ended December 31, 2000.

(Dollars in thousands)

In October 2000, the Unilever Group announced its intention to divest the Bestfoods Baking Company, which it acquired as part of its acquisition of Bestfoods, as this business fell outside Unilever's Path to Growth strategy that focuses on a number of leading brands in defined core categories of Foods and Home and Personal Care. On February 19, 2001, the Unilever Group announced that it had signed a definitive agreement to sell the Bestfoods Baking Company to George Weston Limited for $1.765 billion in cash. The transaction was completed in July 2001.

4. **Fair Value of Financial Instruments:**

The following table presents the carrying value and estimated fair value at June 30, 2001 and December 31, 2000 of the Company's financial instruments reportable pursuant to SFAS No. 107, "Disclosures about Fair Value of Financial Instruments."

	June 30, 2001		December 31, 2000	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Assets:				
Cash and cash equivalents	$ 1,306	$ 1,306	$ 1,119	$ 1,119
Investments	10,098	10,098	20,931	20,931
Loans to equity subsidiaries	14,570,560	14,570,560	13,260,501	13,260,501
Liabilities				
Loans from equity subsidiaries	$20,034,728	$20,034,728	$18,604,660	$18,604,660

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Cash and cash equivalents; Loans to and from equity subsidiaries

The carrying value approximates fair value because of the short-term nature of these instruments.

Investments

The estimated fair value of investments is based on quoted market prices of these or similar instruments. Investments include Unilever NV shares and Unilever PLC ADRs held for Employee Stock Option and Purchase Plans, which are carried at the lower of fair market value or the option price.

5. **Equity Method Investments:**

Summarized Financial Information of Equity Subsidiaries

Summarized financial information for the equity method subsidiaries in aggregate at June 30, 2001 and December 31, 2000 and for the six-month periods ended June 30, 2001 and July 1, 2000:

As of:	June 30, 2001	December 31, 2000
Current assets	$25,336,785	$24,518,755
Non-current assets	29,731,907	30,069,245
Current liabilities	33,505,446	32,260,590
Non-current liabilities	7,951,577	8,051,958

For the year-to-date period ended:	June 30, 2001	July 1, 2000
Net sales	$7,701,176	$4,464,583
Gross profit	3,445,253	2,108,402
Earnings (losses) before income taxes	(372,370)	248,618

(Dollars in thousands)

Earnings before income taxes of the equity method subsidiaries includes $208,022 and $72,633 for the six-month periods ended June 30, 2001 and July 1, 2000, respectively, of interest expense on loans to the Company, net of interest income on loans from the Company.

The following unaudited pro forma results of operations for the equity method subsidiaries for the six-month period ended July 1, 2000 assumes the businesses acquired during 2000 (See Note 3) had been acquired as of January 1, 2000. The pro forma results include estimates and assumptions which management believes are reasonable. The assumptions and pro forma adjustments include amortization of goodwill and other intangibles arising from the acquisitions; interest expense on debt incurred to finance the acquisitions; exclusion of non-recurring transaction costs of Bestfoods; exclusion of operating results of the Bestfoods Baking Company, which is classified as an asset held for disposal; and the assumed retroactive application of the change in accounting for SAB 101 (see below).

The unaudited pro forma results for the equity method subsidiaries do not include any anticipated cost savings or other effects of the planned integration and are not necessarily indicative of the results which would have occurred if the acquisitions had actually taken place on January 1, 2000 or which may result in the future.

	Six-month period ended July 1, 2000
Net sales	$8,223,002
Gross profit	3,912,453
Earnings (losses) before income taxes	(558,103)

During 2001, the Company entered into business lease arrangements with certain foreign affiliates of the Unilever Group. Pursuant to these arrangements, the Company now receives lease income for the net operating results of certain of the Bestfoods international subsidiaries owned by the Company, rather than recording the individual sales and operating expenses of those subsidiaries in the Company's consolidated statement of operations. Business lease income for the six-month period ended June 30, 2001 was approximately $22 million. Also, as discussed in Note 3, the Company sold a portion of its Elizabeth Arden business in January 2001.

If these additional changes had occurred at January 1, 2000, the proforma results for the six-month period ended July 1, 2000 would have been:

	Six-month period ended July 1, 2000
Net sales	$7,645,742
Gross profit	3,646,739
Earnings (losses) before income taxes	(598,597)

Impact of New Accounting Pronouncements on Equity Subsidiaries

In the second half of fiscal 2000, the equity subsidiaries were required to adopt the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In accordance with SAB 101, certain of the equity subsidiaries changed their method of accounting for revenue recognition retroactive to the beginning of fiscal 2000. Previously, certain of the subsidiaries had recognized revenue at the point of shipment. However, for certain shipments, although title had passed, the subsidiaries retained risks and rewards of ownership until the goods reached their customer. Under the new accounting method, the subsidiaries now recognize revenue on sales at the point where both title has passed and all risks and rewards of ownership have been clearly transferred. The cumulative effect of the accounting change at January 1, 2000 resulted in a charge to income of approximately $14.7 million (net of income tax benefit of approx. $9.8 million), which is a separate component of the subsidiaries' net income for the six-month period ended July 1, 2000. Net sales for the six-month period ended July 1, 2000 include $53.5 million that was included in the cumulative effect adjustment as of January 1, 2000. The effect of the change on the six- month period ended July 1, 2000 was a decrease of $5.8 million to earnings before income taxes.

(Dollars in thousands)

In June 2000, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." FAS No. 133 established accounting and reporting standards requiring all derivative instruments to be recorded on the balance sheet at their fair value. FAS No. 133 requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company has adopted FAS No. 133 (as amended by FAS No. 138) as of January 1, 2001. While the Company does not directly use derivative instruments, subsidiaries of the Company do use derivative instruments, and have recorded a $39 million charge against accumulated other comprehensive income at January 1, 2001. The subsidiaries do not engage in trading or other speculative use of these derivative instruments. In addition, $18.9 million of deferred terminated swap losses were reclassified to other comprehensive income of the equity subsidiaries at January 1, 2001. The gains and losses on the derivative instruments that are reported in accumulated other comprehensive income of subsidiaries will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Since the Company and its subsidiaries have decided not to elect hedge accounting after January 1, 2001, all changes to the fair value of derivative investments after January 1, 2001 will be recognized immediately in earnings. For the six-month period ended June 30, 2001, equity in pretax earnings (losses) of subsidiaries includes amortization expense related to the terminated swap losses of $3 million and $88 million of expense related to the change in fair value of current derivative instruments.

Stockholders' equity on the accompanying June 30, 2001 balance sheet reflects accumulated other comprehensive loss of $291.4 million, which includes $43.1 million related to the FAS 133 matters described above plus $248.2 of cumulative translation adjustments.

In June 2001, the FASB approved FAS No. 141 "Business Combinations" and FAS No.142 "Goodwill and Other Intangible Assets." FAS No. 141 addresses accounting for business combinations including the elimination of pooling of interests, the recognition of intangible assets and the modification to certain disclosure requirements. FAS No. 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to acquisition. Under FAS No. 142, goodwill and other intangibles that have indefinite useful lives will no longer be amortized, but will instead be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized, but without the previous limit of 40 years. These statements are effective immediately for all acquisitions occurring after June 30, 2001, and as of January 1, 2002 for all prior acquisitions. The Company is currently evaluating the impact of adopting FAS Nos. 141 and 142 which are expected to have a material effect on the earnings (losses) of the equity subsidiaries beginning in fiscal 2002.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." FAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In accordance with FAS No. 143, a legal obligation associated with the retirement of a tangible long-lived asset will be recognized as a liability when incurred and the amount of the liability will be measured at fair value. This statement must be adopted by the Company no later than fiscal 2003.

In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement will be effective for the Company as of January 1, 2002 and is to be applied prospectively.

6. Commitments and Contingent Liabilities:

The Company and its subsidiaries are party to various legal proceedings, environmental assessments and remediation activities, and other matters incidental to the operation of its businesses. It is not possible to determine precisely the ultimate costs, if any, of suits now pending or required site remediation. However, in the opinion of counsel and management, any liability under such actions, beyond that provided for at June 30, 2001, will not be material in relation to the financial position, results of operations or cash flows of the Company.

7. Related-Party Transactions:

The Company provides certain administrative, accounting and legal services to its equity subsidiaries, the cost of which is allocated to the equity subsidiaries.

(Dollars in thousands)

The Company has demand loans payable to Unilever Capital Corporation at June 30, 2001 of $20,034,728 (December 31, 2000-$18,604,660), and demand loans receivable from Conopco, Inc of $14,570,560 (December 31, 2000-$13,260,501). These loans are at interest rates of 6.5% and 6.0%, respectively in 2001 (2000-6.8%). The Statements of Operations for the six-month periods ended June 30, 2001 and July 1, 2000 include $208,022 and $72,633, respectively, of interest expense, net of interest income on these loans.

The Unilever Group is aware of its commitment to ensure that Unilever United States, Inc. is at all times in a position to meet its liabilities and cash requirements, at least for a period of not less than one year from December 7, 2001.

8. Restructuring Programs:

On February 22, 2000, Unilever Group announced a series of worldwide initiatives as part of a program to accelerate growth and expand margins. These initiatives consisted of focusing resources on 400 key brands, closing certain manufacturing sites and reorganizing or divesting under-performing businesses. Consequently, as part of these initiatives, Unilever Group's total worldwide workforce is expected to be reduced by approximately 10%, primarily in Europe and the Americas, over several years. The ultimate amounts related to the United States are not yet determined. The Company and its subsidiaries will continue to record charges for these costs and asset write-downs as plans related to its operations are finalized. Results of the equity subsidiaries, for the six-month periods ended June 30, 2001 and July 1, 2000, include restructuring charges and asset write-downs totaling approximately $52 million and $90 million, respectively, pursuant to these initiatives.

9. Subsequent Events:

On October 2, 2001, Unilever Group completed the sale of its North American seafood businesses to Nippon Suisan (USA) for $175 million. The principal operating companies of the North American seafood business are Gorton's (one of operating subsidiaries of Conopco) in the United States and Bluewater in Canada.

In November 2001, Unilever Group entered into an agreement with Johnson Wax Professional involving a transfer of ownership for Unilever Group's DiverseyLever businesses (a significant portion of which is an operating division of Conopco). Pursuant to the agreement, a new entity will be created into which the DiverseyLever businesses will be transferred. Johnson Wax Professional will initially have two-thirds control and Unilever Group will have the remaining one-third control of the new entity. This aspect of the transaction is expected to be completed in 2002. The proceeds to Unilever Group for the disposition of the DiverseyLever businesses are expected to total approximately $1.6 billion. Unilever Group's control of the new entity will be divested to Johnson Wax Professional over a five-year period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/s/ S. G. Williams

By S. G. WILLIAMS
SECRETARY

Date: February 14, 2002